UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statements of SOLOWIN HOLDINGS (the “Company”) on Form S-8 (File No. 333-275337) and Form F-3 (File No. 333-282552 and 333-290894) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Private Placement

On November 25, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with two institutional investors (the “Investors”), in the form attached to this Report on Form 6-K as Exhibit 10.1. Pursuant to the Securities Purchase Agreements, the Company agreed to issue an aggregate of 3,782,895 class A ordinary shares, par value $0.0001 per share (the “Shares”), at a purchase price of $3.04 per share, to the Investors for a total purchase price of approximately $11,500,000.

The Investors agreed, without the Company’s prior written consent, not to sell, transfer, assign, pledge, or otherwise dispose of any of the Shares, or enter into any agreement, swap, hedge, short sale, or other arrangement that transfers, in whole or in part, any economic consequences of ownership of the Shares, for six (6) months from the closing date.

The Company agreed to provide one demand registration and unlimited “piggyback” registration rights for the Shares, at its expense, for a period of two (2) years after the closing date, if Rule 144 is not then available to permit the resale of the Shares by the Investors without registration.

The closing is expected to occur within ten (10) business days after the date of the Securities Purchase Agreements.

The Securities Purchase Agreements also contain customary closing conditions, representations and warranties, covenants, indemnification provisions, and termination provisions.

The Company intends to use the net proceeds from the financing for working capital and general corporate purposes.

The form of the Securities Purchase Agreements is filed as Exhibit 10.1 to this Report on Form 6-K, and the description above is qualified in its entirety by reference to the full text of such exhibit.

The offering and sale of securities described above were conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation S promulgated under the Securities Act for offers and sales made outside the United States.

Exhibits

Exhibit Number	Description
10.1	Form of Securities Purchase Agreement dated November 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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